United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
     This report on Form 6-K is hereby incorporated by reference into the prospectus that forms part of the Registration Statement on Form F-3 of Companhia Vale do Rio Doce (“Vale”) (File No. 333-143857) and the Registration Statement on Form F-3 of Vale Capital Limited (File No. 333-143857-01), each filed with the U.S. Securities and Exchange Commission on June 18, 2007, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.
     In connection with the Brazilian offering that is part of our global offering launched on July 4, 2008, we have filed with the Brazilian securities regulator (Comissão de Valores Mobiliários, or “CVM”), a prospectus containing the following information that updates our annual report on Form 20-F for the year ended December 31, 2007 (the “2007 20-F”).
Oman
     In May 2008, we, through our subsidiary Vale International SA, entered into a sub-usufruct concession contract with the Sohar Industrial Port Company — SIPC, a company controlled by the Government of the Sultanate of Oman and owned by the Port of Rotterdam Authority. The contract gives us the right to use land at the Port of Sohar in Oman through 2043 for the development of an industrial complex, consisting of a pelletizing plant, a bulk terminal, an iron ore and iron ore pellet distribution center and a deep water port. It also provides that SIPC will construct the infrastructure for the port terminal. The estimated total cost of this project, which was approved by our board of directors in June 2008, is US$1.356 billion.
Potential acquisitions
     On July 1, 2008, we announced that, as part of our ongoing analysis of potential strategic acquisitions in our ordinary course of business, we are currently examining the possibility of acquiring Caraíba Metais S.A. (“Caraíba”) and Cibrafértil — Companhia Brasileira de Fertilizantes (“Cibrafértil”), both subsidiaries of Paranapanema S.A., which has announced a restructuring process. Caraíba is engaged in copper refining operations in the state of Bahia, Brazil. To date, we have not made any binding proposal to acquire either company.
Legal proceedings
     Tax litigation
     As previously disclosed in the 2007 20-F, we are engaged in litigation with respect to Article 74 of the Brazilian Provisional Measure 2,158-34/2001 (“Article 74 of the Provisional Measure”), a tax regulation requiring payment of income tax in Brazil on net income from foreign subsidiaries. In 2003, we initiated a legal proceeding challenging the applicability of this regulation to us, on the basis of the following arguments: (i) Article 74 of the Provisional Measure is inconsistent with double taxation treaties between Brazil and the countries where certain of our subsidiaries are based; (ii) the Brazilian Tax Code prohibits the establishment of conditions on and timing of any tax assessment by means of a regulation such as Article 74 of the Provisional Measure; (iii) even if Article 74 of the Provisional Measure is valid, exchange gain and loss must be excluded from the net income of our foreign subsidiaries in the calculation of taxes owed; and (iv) the constitutional principle prohibiting retroactive application of tax laws would be violated if this regulation were applied to net income generated before December 2001. We did not obtain a favorable decision on the merits of the case, but we did obtain an injunction suspending our obligation to pay the disputed amounts. We appealed from the lower court decision in July 2005, and the injunction remains in effect pending the resolution of this appeal. The appeals court’s decision on the merits is suspended until final resolution of a parallel lawsuit filed by the Brazilian Industry Association challenging the constitutionality of Article 74 of the Provisional Measure. Meanwhile, the tax authorities filed two administrative proceedings claiming payment of R$10.4 billion from us, 75% of which represents fines for non-payment of taxes and the remainder of which represents unpaid income tax on the net income of our foreign subsidiaries. We have filed our answer to these proceedings. We believe the suit is without merit and are vigorously contesting it. In accordance with our criteria for establishing provisions, we have not made any provisions for these claims.

     Valesul litigation
     In accordance with an agency resolution, the Brazilian electricity regulatory agency, ANEEL, authorized the electricity company of the state of Rio de Janeiro (LIGHT — Serviços de Eletricidade S.A., or Light) to charge certain large consumers of electricity in Rio de Janeiro, including our aluminum subsidiary Valesul, several additional fees as part of the tariff for the use of its distribution system. Valesul challenged the legality of this charge in January 2004 and obtained a favorable decision in June of that year. This decision was overruled on appeal in September 2004, thereby forcing Valesul to resume making payments pending resolution of an appeal to the Brazilian Supreme Court. The amount claimed is approximately R$190 million. In accordance with our criteria for establishing provisions, we have not made any provisions for this claim.
     Praia Mole Lawsuit
     We were a defendant in a public civil action seeking to annul the concession agreement through which we and certain other defendants operate the Praia Mole maritime terminal in the Brazilian state of Espírito Santo. We received a favorable ruling in November 2007. The plaintiff filed an appeal with the federal circuit court in April 2008, which is still pending. The amount claimed is approximately R$21.5 million. In accordance with our criteria for establishing provisions, we have not made any provisions for this claim.
Brazilian tax legislation
     As described in the 2007 20-F, the Brazilian tax regime applicable to interest on shareholders’ equity and to taxation of capital gains may depend on whether the holder of shares or ADSs is located in a tax haven jurisdiction. In June 2008, Brazil adopted legislation that defines “privileged tax regime” for certain purposes. It is not yet clear whether the “privileged tax regime” concept will only apply to transactions subject to transfer pricing rules or whether it will also affect the interpretation of the types of jurisdictions that are considered tax haven jurisdictions. The sections of the legislation relating to the “privileged tax regime” concept are scheduled to take effect in January 2009.
New alternate director
     Paulo Sérgio Moreira Fonseca has replaced Caio Marcelo de Medeires Melo as an alternate director, subject to shareholder confirmation. Since May 2005, Mr. Fonseca has been the chief of the Department of Base Industries (minerals, mining, metallurgy and cement) of the Brazilian National Development Bank (“BNDES”), where he has served in several other positions since December 1975. He also worked as an economist at Marka Corretora from September to December 1975. Mr. Fonseca represented BNDES in the Brazilian delegation at the Rio 92 Environmental Forum. He was also a joint coordinator, together with José Paulo Silveira of the Brazilian Planning Ministry, in the drafting of the National Investment Plans for 2000-2003 and 2004-2007. He was an alternate director of the board of directors of Aço Villares from 2005 to 2006 and of Valepar from 2005 to 2008. Mr. Fonseca graduated from the Federal University of Rio de Janeiro with a degree in economics, and he holds a master degree in finance from Coppead.

New members of the Risk Management Committee
     A previously vacant position and a position previously held by executive officer Murilo Ferreira on our Risk Management Committee have been filled by Tito Martins (Executive Officer of Non-ferrous Minerals and Energy) and Demian Fiocca (Executive Officer of Management and Sustainability), respectively.
Directors’ and executive officers’ individual shareholdings
     As part of the registration of the Brazilian offering with the CVM on July 4, 2008, we were required to disclose the individual shareholdings as of April 30, 2008 of our directors and executive officers. The table below is based on information provided to us by such persons. The shareholdings of our directors and executive officers as a group represent less than 1% of the outstanding shares of either class.

		Number of	Number of
		common	preferred class A
	Title	shares	shares
Sérgio Ricardo Silva Rosa	Chairman	13	0
Mário da Silveira Teixeira Júnior	Vice-Chairman	12	0
José Ricardo Sasseron	Director	2	1
Jorge Luiz Pacheco	Director	12	1
Sandro Kohler Marcondes	Director	2	1
Renato da Cruz Gomes	Director	12	4,000
Masami Iijima	Director	1	0
Oscar Augusto de Camargo Filho	Director	2	400
Luciano Galvão Coutinho	Director	1	3,580
João Batista Cavaglieri	Director	4	0
Francisco Augusto da Costa e Silva	Director	40	0
Sérgio Ricardo Lopes de Farias	Alternate Director	2	284
Luiz Carlos de Freitas	Alternate Director	2	0
Rita de Cássia Paz Andrade Robles	Alternate Director	2	1
Luiz Mariano de Campos	Alternate Director	2	1
José Mauro Guahyba de Almeida	Alternate Director	1,200	6,405
João Moisés de Oliveira	Alternate Director	12	0
Hidehiro Takahashi	Alternate Director	2	0
Wanderlei Viçoso Fagundes	Alternate Director	0	12,400
Paulo Sérgio Moreira Fonseca (1)	Alternate Director	0	0
Paulo Soares de Souza	Alternate Director	2	0
Bernadete de Lourdes Alexandre Mourão	Director’s Spouse	0	568
Roger Agnelli	Chief Executive Officer	106,044	361,566
Fabio de Oliveira Barbosa	Chief Financial Officer	12	36,191
José Carlos Martin	Executive Officer (Ferrous Minerals)	20,000 (2)	117,796 (3)
Murilo de Oiveira Ferreira	Executive Officer (Nickel, Marketing & Sales of Copper & Aluminum)	9,540	53,756
Eduardo de Salles Bartolomeo	Executive Officer (Logistics)	30,000	76,802
Carla Grasso	Executive Officer (Human Resources & Corporate Services)	0	12,679
Tito Botelho Martins	Executive Officer (Non Ferrous Minerals and Energy)	0	24,988
Demian Fiocca	Executive Officer (Management & Sustainability)	0	3,192

Total		166,932	714,612 (4)

(1)	Paulo Sergio Moreira Fonseca has replaced (subject to shareholder confirmation) Caio Marcelo de Medeiros Melo, who holds two common shares of Vale.

(2)	Held in the form of ADSs.

(3)	Includes 70,560 ADSs.

(4)	The total number of class A preferred shares does not include the shares held by Gabriel Stoliar and José Auto Lancaster Oliveira, both of whom resigned as executive officers of Vale on May 1, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
Date: July 11, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations

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